Exhibit 99.1

Jeffs' Brands Enters Into a Non-Binding Letter of Intent for the Sale of its U.S. Subsidiary to a U.S. Public Company, at a valuation of approximately $13.125 million

Jeffs' Brands plans to sell its wholly-owned U.S. subsidiary, Smart Repair Pro, to a public company, in exchange for an equity stake of up to 90% in the acquiring entity post transaction.

Tel Aviv, Israel, Oct. 30, 2024 (GLOBE NEWSWIRE) --  Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that it has entered into a non-binding letter of intent (“LOI”) for the sale of its subsidiary – Smart Repair Pro (the “Transaction”), which operates Jeffs’ Brands’ stores on the U.S. Amazon Marketplace, marking a strategic shift in the Company’s global focus. Following the completion of the Transaction, Smart Repair Pro will be held by a separate U.S. public company, traded on the OTC pink sheets (the “Acquiring Company”), at a valuation of approximately $13.125 million for Smart Repair Pro.

Under the terms of the LOI, Jeffs' Brands will transfer all the shares of Smart Repair Pro to the Acquiring Company, in exchange for 75% of the Acquiring Company’s issued and outstanding shares (on a fully diluted basis), as the base payment upon closing of the Transaction. Upon the achievement of certain milestones, including the uplisting of the Acquiring Company to a national U.S. exchange within three years from the closing of the Transaction, Jeffs’ Brands will receive an additional 15% equity stake in the Acquiring Company, as a deferred payment.

The Transaction reflects a valuation of approximately $1.5 million for the Acquiring Company, taking into account the completion of the deferred payment and contingent on cash holdings of at least $750,000. With this strategic Transaction, Jeffs’ Brands aims to sharpen its focus on core markets while retaining significant ownership in the future growth of its U.S. operations.

The Transaction is expected to close by December 31, 2024, subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Transaction, which shall include customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Transaction will be completed.

About Jeffs’ Brands Ltd

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products sold on Amazon Marketplace and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the Transaction, which is subject to the execution of binding definitive agreements, the completion of the Transaction, the valuation of the Transaction, the value of the consideration, the performance of the Acquiring Company and our focus on core markets. Forward-looking statements are neither historical facts nor assurances of future performance Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com